Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Three Magnets Brewing Company
600 Franklin St SE, STE 105
Olympia, WA 98501
https://drinkselfcare.com/

Up to $1,235,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Three Magnets Brewing Company
Address: 600 Franklin St SE, STE 105, Olympia, WA 98501
State of Incorporation: WA
Date Incorporated: June 26, 2013

Terms:

Equity

Offering Minimum: $20,000.00 | 20,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Care Club/VIP Bonus

Bonus Shares: 10%

As a pre-existing and/or former Care Club member who helped to get Self Care to where it is today, or if you are a VIP, you will receive these bonus shares.

Care Club is a paid rewards tier on www.drinkselfcare.com that costs $49 per calendar year, and offers additional benefits over the free "Dabbler" rewards tier. All current Care Club members (defined as a paid 2024 Care Club member or a pre-paid 2025 Care Club member at the time the offering goes live) or previous Care Club (2022 or 2023) members qualify for this tier. Note: New Care Club memberships purchased after this offering has gone live do not receive these bonus shares. VIP is defined as any employees of Three Magnets Brewing Co., or friends and family members of any shareholders pre-offering.

TIME-BASED PERKS

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

MID-CAMPAIGN PERKS

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

AMOUNT-BASED PERKS

$500+ | Beertender

Invest $500+ for a Self Care Trucker Hat, a Care Club membership for the remainder of 2024 and all of 2025, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$1,000+ | Cellerperson

Invest $1,000+ for a Self Care Trucker hat and T-shirt, a Care Club membership for the remainder of 2024, all of 2025, and all of 2026, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$5,000+ | Brewer in Training

Invest $5,000+ for 3% bonus shares, Self Care Trucker hat, a Self Care T-shirt, a Self Care Hoodie, a Care Club membership for the remainder of 2024, and all of 2025 and 2026, recognition on the supporter's webpage, and 10% off your total tab on every visit to our pub for the remainder of 2024, and all of 2025 and 2026 (this discount also applies to any future locations

we may open)!

$10,000+ | Assistant Brewer

Invest $10,000+ for 5% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2027, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2027 (this discount also applies to any future locations we may open). Plus, you get to spend a day with our brewer on one of our DTC pilot batches!

*Transportation and lodging not included

$25,000+ | Brewer

Invest $25,000+ for 10% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2029, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2029 (this discount also applies to any future locations we may open). Plus, you get to name and conceptualize the artwork on one of our DTC pilot brews!

*Must fit our brand and values; we reserve the right to veto any ideas and ask you to go back to the drawing board.

$50,000+ | Head Brewer

Invest $50,000+ to receive 15% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, plus a Care Club membership through 2034, recognition on our supporter webpage, and 10% off your pub tab at current and future locations through 2034. Additionally, you'll get to name and conceptualize the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and be invited to join our Board of Advisors.

$100,000+ | Brewmaster

Invest $100,000+ to receive 20% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, along with a lifetime Care Club membership, recognition on our supporter webpage, and 10% off your pub tab for life, including at future locations. You'll also get to name and design the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and join our Board of Advisors.

*Future year Care Club membership benefits are subject to change, and or the program may be terminated at any time if it no longer is believed to contribute to the success of Self Care by Three Magnets Brewing. If a new rewards program is formed in its place, you will automatically be enrolled in that for the same period of time that is remaining on your free Care Club membership as defined by your Amount-Based Perk.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Three Magnets Brewing Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Three Magnets Brewing Co., a Washington-based entity, is known for pioneering its Self Care non-alcoholic beer line. We create non-alcoholic craft beers that deliver authentic taste and cater to the growing demand for healthier beverage choices. Our mission centers around making non-alcoholic beer "cool" and indistinguishable from traditional alcoholic brews, with a strong emphasis on health and quality.

Three Magnets Brewing Co. began with a small-scale production setup, focusing on quality over quantity. This intentional strategy led to significant brand equity and awareness, laying the groundwork for wider market expansion. The company operates on a Direct-to-Consumer (DTC) and Direct-to-Retail model but is now poised to scale into major retail outlets across the Pacific Northwest. We are in discussions with distributors and co-packing partners to secure broader market presence and retail success. Additionally, the brewery embraces strategic collaborations, especially with cultural icons and musicians, to strengthen brand visibility.

Three Magnets Brewing Company was incorporated on June 26, 2013, in the State of Washington.

Competitors and Industry

Products: The Self Care line features full-bodied, flavorful non-alcoholic beers, crafted through proprietary brewing methods to match the experience of traditional beers.

The company serves health-conscious individuals, sober lifestyle adherents, and those exploring mindful drinking options. The global non-alcoholic beer market is valued at $20-22 billion and is projected to grow to $40 billion, driven by a shift toward health and wellness.

Our main competitor, Athletic Brewing, emphasizes physical health in its branding. In contrast, Self Care focuses on mental and emotional well-being, appealing to creative individuals who often seek healthier lifestyle choices without sacrificing the pleasure of a well-crafted beer. Our quality and brand voice set us apart, earning accolades like first place in The Oregonian's top 25 NA beers and platinum awards at SIP Magazine's Best of the Northwest Craft Beer Awards.

Current Stage and Roadmap

Three Magnets Brewing Co. is ready to scale production and expand its distribution network significantly. Our first focus will be on finalizing major distribution agreements in Washington and Oregon, leveraging relationships to break into prominent retail chains. To support this expansion, we are selecting co-packing partners who can ensure both competitive pricing and the high-quality standards that Self Care beer is known for. Additionally, we plan to strategically introduce our flagship products to retail while keeping our brewpub dedicated to crafting unique, small-batch beers for Direct-to-Consumer (DTC) sales, keeping the brand vibrant and innovative.

Our growth plan also includes enhancing our packaging to reflect the premium nature of our product, improving the customer experience for both retail and DTC orders. Beyond this, we aim to develop exclusive merchandise and branded swag, engaging our loyal customer base and adding value to the Self Care community. Through these focused efforts, Three Magnets Brewing Co. seeks to position Self Care as a leading, award-winning name in the non-alcoholic craft beer market, both regionally and nationally.

The Team

Officers and Directors

Name: Sara Reilly

Sara Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Director of Operations, Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: As CEO, Sara will lead our Retail Operations, Finance, and Human Resources, in addition to leading our strategic vision while overseeing the Director of Brewing Operations, and the Director of Marketing, DTC and Distribution roles to ensure Self Care Non-Alcoholic Beer by Three Magnets delivers high-quality products while reaching a growing audience. Sara obtains a salary of $17,500.00 from the company.

Name: Aaron Blonden

Aaron Blonden 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Brewing Operations,Board Member
  Dates of Service: December, 2019 - Present

Responsibilities: As Director of Brewing Operations, Aaron will have oversight over our strategic brewing partners to ensure they meet our quality expectations, while managing the pilot system, Direct to Consumer product, and Three Magnets alcoholic product, continuing to innovate within the adult beverage category. Aaron accepts a salary of $60,000.00 from the company

Other business experience in the past three years:

- Employer: Mainstem Malting
  Title: Customer Innovations
  Dates of Service: October, 2019 - Present
  Responsibilities: Partner with Breweries and Distillers on sourcing sustainable craft malt.

Name: Nathan Reilly

Nathan Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: As Director of Marketing, DTC, and Distribution, Nathan will oversee brand management of the Self Care and Three Magnets lines of beer, and all marketing initiatives, including their Direct to Consumer (DTC) website. He will also work under the guidance of the CEO to formulate growth strategies into new markets by taking on distribution partnerships and securing chain placements that align with Three Magnets' vision. Nate accepts a salary of $17,500 from the company.

Name: Monica Lynn Larsen

Monica Lynn Larsen's current primary role is with SquareUp CPA. Monica Lynn Larsen currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: Helping to oversee the overall strategic direction of the company, including setting goals, managing finances, ensuring legal compliance, hiring and evaluating senior leadership, and acting as a fiduciary to protect the interests of stakeholders by making informed decisions based on their duty of care and loyalty. Monica is a Certified Public Accountant with a Masters in Tax. Monica does not accept a salary from the company.

Other business experience in the past three years:

- Employer: SquareUp CPA
  Title: Principal
  Dates of Service: December, 2019 - Present
  Responsibilities: Tax preparation and planning for small businesses and high net worth individuals.

Name: Amie Kay Loraamm

Amie Kay Loraamm's current primary role is with SquareUp CPA. Amie Kay Loraamm currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: As Secretary at Three Magnets Brewing, I manage administrative duties and support the executive team by organizing meetings, handling correspondence, and maintaining records. I also facilitate communication within the organization and assist in coordinating events and schedules to ensure smooth operations. Amie does not accept a salary from the company.

Other business experience in the past three years:

- Employer: SquareUp CPA
  Title: Principal
  Dates of Service: December, 2019 - Present
  Responsibilities: As an Accountant and Principle of SquareUp CPA, I provide high-quality financial services including tax planning, bookkeeping, and consulting for small businesses and high net worth individuals. My focus is on delivering personalized solutions to help clients achieve their financial goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,00.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in

transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Three Magnets Brewing Co was formed on June 26, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Three Magnets Brewing Co has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could

harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sara Reilly	3,150,000	Class A Common Stock	63.0%
Aaron Blonden	1,000,000	Class A Common Stock	20.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Upon dissolution, Class A stock shall be paid out first. The holders of Class A stock shall have a preemptive right to purchase additional shares of Class A and Class B Stock, however, this preemptive right shall not apply to shares issued through Regulation Crowdfunding.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $541,723 compared to $689,905 in fiscal year 2024.

Fiscal year 2023 was a huge transition for Three Magnets. With a post-pandemic landscape that no longer was conducive to our pub-first business model (due to the primary industry, state government, switching to telecommuting), our food program was shut down, and we focused on building upon our Self Care non-alcoholic brand to situate it for expansion. This caused a huge hit to our total revenue compared to 2022, however it also reduced Three Magnets' losses.

In fiscal year 2024, the business was still largely transitional, as we continued to build Self Care brand equity, and further put pieces into place to prepare for the major transition to a production-first business model. Despite our reliance on pub business to facilitate this transition, revenues went up, and losses went down, as we continued to put our Self Care goals into action.

Cost of Sales

Cost of Sales for fiscal year 2023 was $321,566 compared to $242,544 in fiscal year 2024.

This was primarily due to continuing to streamline our local brewing/pub operations as we put pieces into place to brew Self Care at a much larger facility with greater economies of scale.

Gross Margins

Gross margins for fiscal year 2023 were $220,157. compared to $447,361 in fiscal year 2024.

This is due to the same reasoning as listed above in our Revenue and our Cost of Sales changes.

Expenses

Expenses for fiscal year 2023 were $586,882 compared to $524,758 in fiscal year 2024.

This was primarily due to continuing to streamline our local brewing/pub operations as we put pieces into place to brew Self Care at a much larger facility with greater economies of scale.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently essentially in the pre-production stage, since the product we are releasing is still proof of concept being brewed with zero economies of scale, and primarily sold Direct to Consumer and Direct to Retail. In other words, we are not currently producing the same product that will end up hitting major retail. Once we are able to produce that through our strategic partners utilizing their economies of scale, we will officially launch our "retail ready" product to major grocery stores. This essentially will be our "product launch". We are of the opinion that the historical cash flows are very much not

indicative of the revenue and cash flows expected for the future because of the competitive efficiencies of scale we will have through our brewing strategic partner, and the massive increase in sales due to the dozens of sales reps our new distribution partners have. Past cash was primarily generated primarily through Direct to Consumer sales, Direct to Retail sales, brick and mortar beer sales, and very limited distribution. Once we hit major retail, or primarily business model will become completely different, with a very large percentage of sales from distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of approximately $83,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are extremely critical to our company operations. We have essentially spent the past four years building a machine surrounded by a bullet proof brand and world class product, and the funds from this campaign are critical for us to be able to flip this machine on.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, nearly 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises no more funds beyond the $349,019.65 that the StartEngine Campaign currently sits at, we still have a path forward, since we would be entering a licensing agreement with our strategic brewing partner rather than a more traditional co-packing agreement. This means that we would not be responsible for COGS for the new product to be launched in major retail. This would also necessitate completely closing our own brewing operations. The down side to this is that we plan to utilize our current brewing operations basically as a pilot system, and for rotational one-off beers for our Direct to Consumer business. And while that Direct to Consumer business will essentially not be profitable anyway, with the high cost of shipping beer across the country, we do feel it's important to keep the brand relevant as we hit retail, much as Athletic has built their empire. So this is not the preferred choice, but it is a viable option if we are not able to secure any additional funding.

Under this path, all staff who are not absolutely critical would need to be let go, our pub would be closed, and we would essentially run this business remotely, while coordinating with our strategic brewing partner for all aspects of our brewing operations. This is not unheard of, and many breweries in the non-alcoholic beer segment have this brewing strategy. It is not our preferred strategy, however we are confident enough in our proven product for expansion to still be successful, albeit not as successful.

If we were not to launch new products, our current reserves would last us around 8 months based upon our 2024 burn rate of $10.4k per month for expenses related to salaries, rent, and utilities. However as we launch flagship products, how quickly/successfully we are able to secure chain approval will determine how long we could tread water while implementing the major necessary changes as outlined above, by using personal loans as available.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235m by raising an additional $885,980, even if we were to make zero strategic changes, at the 2024 burn rate of $10.4k per month the company will be able to operate for 85 months. However as we launch flagship products, how quickly/successfully we are able to grow our market share ultimately would decide how long those additional funds will last, as we continue to sink it into expansion and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private equity investment and/or a more robust partnership that sells part of the brand to our strategic brewing partner.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $496,606.00
  Interest Rate: 3.75%
  Maturity Date: March 30, 2050
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: SBA Loan
  Amount Owed: $499,456.00
  Interest Rate: 3.75%
  Maturity Date: February 18, 2052
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: SBA Loan
  Amount Owed: $9,431.00
  Interest Rate: 3.75%
  Maturity Date: March 12, 2024
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: Loan Agreement- Timberland Bank
  Amount Owed: $3,241.00
  Interest Rate: 8.5%
  Maturity Date: March 01, 2025

- Creditor: Nate and Sara Reilly
  Amount Owed: $359,777.00
  Interest Rate: 0.0%

- Creditor: Barbara and Raymond Riley
  Amount Owed: $144,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Nate and Sara Reilly
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of December 31, 2023, and December 31, 2024, the outstanding balance of the loan is $366,782 and $359,777, respectively.
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

- Name of Person: Barbara and Raymond Riley
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: As of December 31, 2024, the outstanding balance of the loan is $144,000.
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use less than 5% of the funds raised for market and customer research, new product development and market testing. We have already done that over the past four years, though we will need to spend a little bit of money to determine the best package sizes to go to market with.

- Inventory
  20.0%
  We will use up to 20% of the funds raised to purchase inventory in preparation of launch of our flagship beers in major retail, including purchasing cans by the truckload in order to achieve the necessary economies of scale required to hit an approachable pricepoint and be competitive with other market leaders. Please note that we are also currently negotiating with a major regional brewery the possibility of expansion through licensing, rather than a more traditional co-packing relationship. In this model, we would still be in charge of marketing and retail placements, but the larger major regional brewer would be in charge of all (or most) ingredients and packaging costs. They would then sell direct to our distributors, and give us licensing fee for every unit sold. This had multiple advantages for us beyond cash flow, the biggest being that we will be working with a tribal brewery, so if our beers were their product on paper, there would be significant savings on federal alcohol taxes, allowing us to hit a more competitive pricepoint. Three Magnets Brewing would be able to terminate this licensing agreement at any time.

- Company Employment
  20.0%
  We will use up to 20% of the funds to hire key personnel for daily operations, including the following roles: part time Marketing, part time administrative, and a regional sales director. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use approximately 30% of the funds for working capital to cover expenses as we transition away from our extremely low margin "proof of concept" business model (which is currently not profitable), to our launch in major retail utilizing our brewing partner with significant economies of scale, as well as ongoing day-to-day operations of the Company.

- Equipment
  15.0%
  We will use approximately 15% of the funds to invest in equipment to make our brewing operations at our home pub brewery more efficient, including obtaining a pasteurizer to make our product shelf stable.

- Marketing
  4.5%
  We will use approximately 4.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinkselfcare.com/ (www.threemagnetsbrewing.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/threemagnetsbrewingcompany

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Three Magnets Brewing Company

[See attached]

THREE MAGNETS BREWING COMPANY

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Three Magnets Brewing Company
Olympia, Washington

We have reviewed the accompanying financial statements of Three Magnets Brewing Company (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 18, 2025
Los Angeles, California

THREE MAGNETS BREWING COMPANY

BALANCE SHEETS

(UNAUDITED)

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,607	$ 11,818
Inventory	63,368	2,852
Total Current Assets	**64,975**	**14,670**
Property and Equipment, net	20,640	24,233
Security Deposit	7,500	7,500
Total Assets	**$ 93,115**	**$ 46,403**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 18,152	$ 15,843
Current Portion of Loans and Notes	72,816	90,694
Accrued Interest	221,300	176,740
Current Portion of Related Party Loans	503,777	366,782
Other Current Liabilities	11,451	6,170
Total Current Liabilities	**827,496**	**656,229**
Loans and Promissory Notes, net of current portion	930,317	952,461
Total Liabilities	**1,757,813**	**1,608,690**
STOCKHOLDERS' EQUITY		
Common Stock Class A	252,587	252,587
Common Stock Class B	-	-
Accumulated Deficit	(1,917,285)	(1,814,874)
Total Stockholders' Equity	**(1,664,698)**	**(1,562,287)**
Total Liabilities and Stockholders' Equity	**$ 93,115**	**$ 46,403**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 651,402	$ 543,096
Cost of Goods Sold	228,575	322,905
Gross Profit	**422,827**	**220,191**
Operating Expenses		
General and Administrative	504,347	594,375
Selling and Marketing	2,885	6,057
Total Operating Expenses	**507,232**	**600,432**
Net Operating Loss	**(84,405)**	**(380,241)**
Interest Expense	56,523	61,726
Other Income	(38,517)	(97,286)
Loss Before Provision for Income Taxes	**(102,411)**	**(344,681)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (102,411)**	**$ (344,681)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**5,000,000**	**$ 252,587**	**$ (1,470,193)**	**$ (1,217,606)**
Net Loss			(344,681)	(344,681)
Balance—December 31, 2023	**5,000,000**	**$ 252,587**	**$ (1,814,874)**	**$ (1,562,287)**
Net Loss			(102,411)	(102,411)
Balance—December 31, 2024	**5,000,000**	**$ 252,587**	**$ (1,917,285)**	**$ (1,664,698)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (102,411)	$ (344,681)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Accounts Receivable write off	-	2,468
Depreciation of Property	3,593	3,923
Changes in Operating Assets and Liabilities:		
Inventory	(60,516)	11,511
Credit Cards	2,309	15,531
Accrued Interest	44,560	43,081
Other Current Liabilities	5,281	(4,740)
Net Cash Used In Operating Activities	**(107,184)**	**(272,907)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used In Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans	136,995	55,000
Repayment of Promissory Notes and Loans	(40,022)	(72,180)
Net Cash Used In/Providing By Financing Activities	**96,973**	**(17,180)**
Change in Cash & Cash Equivalents	**(10,211)**	**(290,087)**
Cash & Cash Equivalents —Beginning of The Year	11,818	301,905
Cash & Cash Equivalents—End of The Year	**$ 1,607**	**$ 11,818**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 11,963	$ 18,645

See accompanying notes to financial statement

1. NATURE OF OPERATION

Three Magnets Brewing Company was incorporated on June 26, 2013, in the State of Washington. The financial statements of Three Magnets Brewing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Olympia, Washington.

Three Magnets is a microbrewery and taproom known for its popular line of non-alcoholic beers. We distribute our products across Oregon and offer both wholesale and direct-to-consumer sales in all our other markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $2,468, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Leasehold Improvements	5 years
Vehicles	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the raw materials and ingredients, packing materials, and the cost of brewers included in the process.

Income Taxes

Effective November 1, 2024, the Company converted from an S Corporation to a C Corporation. As an S Corporation through October 31, 2024, the Company was treated as a pass-through entity for federal income tax purposes, and accordingly, no provision for federal income taxes was recorded during that period, as the income or loss was reportable by the shareholders. Beginning November 1, 2024, the Company is subject to federal and state income taxes as a C Corporation. As such, the Company will file two separate federal tax returns for the year ending December 31, 2024: Form 1120S for the period through October 31, 2024, and Form 1120 for the period from November 1, 2024, through year-end.
Currently, the Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,885 and $6,057, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Payroll Payable	8,556	2,687
Tax Payable	2,895	3,483
Total Other Current Liabilities	**$ 11,451**	**$ 6,170**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	61,433	2,389
Finished Goods	1,935	463
Total Inventory	**$ 63,368**	**$ 2,852**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Furniture and Equipment	$ 551,037	$ 551,037
Leasehold Improvements	64,923	64,923
Vehicles	26,000	26,000
Property and Equipment, at cost	**641,960**	**641,960**
Accumulated Depreciation	(621,320)	(617,727)
Property and Equipment, net	**$ 20,640**	**$ 24,233**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $3,593 and $3,923, respectively.

6. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
SBA Loan	$ 500,000	3.75%	30/03/2020	30/03/2050	$ 29,244	$ 467,362	$ 496,606	$ 29,244	$ 470,756	$ 500,000
SBA Loan	499,900	3.75%	18/02/2022	18/02/2052	30,900	468,556	499,456	30,900	469,000	499,900
SBA Loan	199,000	3.75%	12/03/2014	12/03/2024	9,431	-	9,431	30,550	-	30,550
Loan Agreement- Timberland Bank	128,650	8.50%	20/04/2020	01/03/2025	3,241	-	3,241	-	21,107	21,107
Debt Issuance Costs	(14,003)	-	-	-	-	(5,601)	(5,601)	-	(8,402)	(8,402)
Total	**$ 1,313,547**				**$ 72,816**	**$ 930,317**	**$ 1,003,134**	**$ 90,694**	**$ 952,461**	**$ 1,043,154**

The company has provided the following collateral for SBA loans:

-Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles.

-Receivables: Accounts, including healthcare and credit card receivables.
-Other Claims: Commercial tort claims and letter of credit rights.
-Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 72,816
2026	60,144
2027	60,144
2028	60,144
2029	60,144
Thereafter	689,742
Total	**$ 1,003,134**

Related Party Loans

During the years presented, the Company borrowed money from the shareholders. The details of the loans from the owners are as follows:

				As of December 31, 2024			As of December 31, 2023		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nate and Sara Reilly	$ 366,782	0%	No Set Maturity	$ 359,777	$ -	$ 359,777	$ 366,782	$ -	$ 366,782
Barbara and Raymond Reilly	$ 144,000	0%	No Set Maturity	$ 144,000		$ 144,000			
Total				**$ 503,777**	**$ -**	**$ 503,777**	**$ 366,782**	**$ -**	**$ 366,782**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified under current liabilities.

7. EQUITY AND CAPITALIZATION

Common Stock- Class A

The Company is authorized to issue 10,000,000 shares of Class A Common Stock with no par value. As of December 31, 2024, and 2023, 5,000,000 class A Common Stock had been issued or were outstanding.

On December 9, 2024, the Company effected a 50,000-for-1 stock split of its issued and outstanding common stock. As a result, the number of shares outstanding increased from 100 to 5,000,000. The par value per share was adjusted proportionally, and the aggregate dollar amount of Common Stock remained unchanged. All share and per-share information presented in the accompanying financial statements and notes has been retroactively adjusted to reflect the stock split for all periods presented.

Common Stock- Class B

The Company is authorized to issue 20,000,000 shares of Class B Common Stock with no par value. As of December 31, 2024, and 2023, no shares of Class B Common Stock had been issued or were outstanding.

8. INCOME TAXES

Beginning November 1, 2024, the Company became subject to federal and state income taxes as a C Corporation. Prior to that date, the Company was taxed as an S Corporation and treated as a pass-through entity for federal income tax purposes. The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (29,955)	$ -
Valuation Allowance	29,955	-
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (29,955)	$ -
Valuation Allowance	29,955	-
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $102,411. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

In the past, the Company borrowed money from the founders and the shareholders, Nate and Sara Reilly. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $359,777 and $366,782, respectively.

In 2024, the Company borrowed money from the shareholders, Barbara and Raymond Reilly. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $144,000 and $0, respectively.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $84,405, an operating cash flow loss of $107,184, and liquid assets in cash of $1,607, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and, with an expected cash infusion, anticipates finishing the conversion of their business model away from a small brewpub into a full-blown regionally distributed NA beer brand that has the ability to generate revenues far exceeding their current losses by leveraging the equity strategically built by being a leader in one of the fastest growing segments of the adult beverage category. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

5 DAYS LEFT ⓘ

GET A PIECE OF SELF CARE NON-ALCOHOLIC BEER BY THREE MAGNETS

Non-alcoholic beer for all walks of life—more than just another sober lifestyle brand.

Launched in 2020, Self Care by Three Magnets Brewing has introduced an innovative approach to non-alcoholic craft beer. We've won awards, received national press, and established strategic partnerships to strengthen our primarily DTC business and pursue opportunities in major retail.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SELF CARE
NON-ALCOHOLIC BEER BY THREE MAGNETS
BECAUSE SOMETIMES YOU WANT A BEER.
BUT ALSO DON'T.

$349,847.65 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.00 Per Share

RAISED ⓘ	INVESTORS
$349,847.65	225
MIN INVEST ⓘ	VALUATION
$300	$5M

REASONS TO INVEST

- With the global NA beer market projected to reach $40 billion, we believe we are positioned to expand through innovation and music industry collaborations, with the goal of building a brand with enduring appeal.
- Four years of national DTC business, 60+ unique recipes, and multiple beer awards has James Beard Award winning beverage journalist Jordan Michelman calling us the "Best All Around NA Brewery."
- Collaborations with the likes of Ben Gibbard, Sub Pop, and Seattle's premiere music festival Bumbershoot have spearheaded our go-to-market strategy.

TEAM



Nathan Reilly • President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member

Nathan Reilly brings ten years of experience in the adult beverage industry, with a focus on brand development, innovation and product development. Over the past four years, he has dedicated himself to building a successful non-alcoholic brand, establishing a robust Direct-to-Consumer web store that redefined customer engagement in the space. Nathan's career also spans sixteen years in branding and communications, where his work has earned awards in both the private and public sectors. His approach combines a strategic vision with a deep understanding of consumer behavior, making him a distinguished leader in brand building and market presence.

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Sara Reilly • CEO, Director of Operations, and Board Member

Sara Reilly was born and raised in Olympia, Washington, and is a proud alumna of The Evergreen State College. Sara co-owned and managed the beloved brunch spot Darby's Cafe, a community staple in Olympia which appeared on an episode of Diners, Drive-ins and Dives. She ran daily operations while her husband Nathan helped out behind the scenes during off-times from his day job. In 2013, the husband and wife team expanded their entrepreneurial ventures by founding Three Magnets Brewing Co., where Sara was in charge of retail operations, finance, and human resources. Three Magnets has since become well-regarded for both its craft beer offerings and its innovative non-alcoholic beer line, Self Care.

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Aaron Blonden • Director of Brewing Operations and Board Member

Aaron Blonden brings a decade of professional brewing experience, with multiple top-tier awards, including the Great American Beer Festival (GABF), World Beer Cup (WBC), and Best of Craft. He is also a Glen Hay Falconer Scholarship recipient, holds a BA in Anthropology as well as an Intensive Brewing Science & Engineering degree, has experience selling craft malt on the side, and was an instructor at the local brewing and distilling program.

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Monica Larsen • Board Member

Since 2010, Monica has progressed from staff accountant to tax manager, specializing in tax planning and preparation, consulting, and bookkeeping. She is committed to aiding clients in achieving their financial goals and navigating life's events.

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Amie Loraamm • Board Member

With over 20 years in the private sector as a business owner and consultant, Amie specializes in bookkeeping, tax preparation, marketing, and process streamlining. She expertly aids clients in achieving their goals through innovative solutions and strategic consulting.

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THE PITCH

Non alcoholic beer is a segment turning a lot of heads in the adult beverage category. However, unlike the seltzer boom, which is now fizzling out - we believe the non alcoholic beer space is so much more than simply a “fad”. Our team feels this category is a trend with staying power, due to an entire generation of young people who are viewing alcohol differently than prior generations, who themselves are becoming more mindful around the repercussions of overindulging in alcohol - mentally, physically and emotionally.



JOHNNY UTAH PALE
GINGER BEER
HEFEWEIZEN
SELF CARE
NON-ALCOHOLIC BEER
COOL BEANS!
DARK COFFEE BREW
drinkselfcare

THE OPPORTUNITY

The amount of U.S. breweries has grown from under 100 in 1984, to nearly 10,000. Today, forming what many see as a craft beer "bubble". This bubble is now bursting due to market saturation, marijuana legalization, and changing post-pandemic consumer habits. This shift has fueled the rise of NA craft beer, led by Athletic Brewing, which grew from $2.5 million in sales in 2019, to $90 million in 2023, and is most recently valued at $800 million. As major brands and new sober lifestyle ventures race to capture market share, their rapid growth often compromises R&D and brand strength, resulting in products that may struggle to stand out in the competitive NA segment.



DAME
NEWS + ISSUES
CULTURE
SCIENCE
DEEP DIVES
SUPPORT OUR WORK
TRENDS
Sober Curious Gen Z and Millennials Have Sparked the Next Health Trend

At Self Care, we began brewing craft non-alcoholic beer in 2020, long before it became a trend. Since then, we've built strong brand recognition and refined our processes to meet the true preferences of NA craft beer consumers. With over 60 unique recipes to date, we aim to provide a craft experience rooted in authenticity and variety, including classics like stouts and weizens, popular IPAs, Czech pilsners, Belgian ales, and American and Mexican lagers.

THE MARKET & OUR TRACTION

We did it right!


FUZZY HAT BY SELF CARE
SELF CARE
SELF CARE
NON-ALCOHOLIC
sip_magazine

Traditional NA beers often fall short on quality, sacrificing flavor through de alcoholization, halting fermentation too early, or diluting brews to meet ABV standards. These methods can result in a thin, bland tasting beer. We took a different path. Our proprietary controlled fermentation process brews NA beers to full completion, preserving the complexity, mouthfeel, and head retention of real craft beer. With expertise in water profiles and craft malt, we ensure a rich, authentic flavor. This challenging method took years to refine, and offers a unique craft experience.


@drinkselfcare (and @aaronbrewsbeer) sharing a stage with @pavementband at @bumbershoot!!!
BUMBERSHOOT

We built our brand voice organically, focusing on authenticity that's true to our values rather than relying on marketing firms. This approach has cultivated strong brand loyalty and stable equity, positioning us for what we hope to be long-term success. Operating with a tiny crew in a brewpub environment, we've achieved impressive results with minimal advertising, letting our beer, brand and actions speak for themselves.



WHY INVEST

The brewing partner for our major retail launch, Talking Cedar, is a production brewery owned by the Chehalis Tribe just 20 minutes away that offers nearly 50,000 barrels of brewing capacity, quality control labs, and pasteurization that is coming online soon. This partnership aims to enhance our scalability and quality control, positioning us to pursue major retail opportunities.

We are working to secure key distribution partnerships in the Pacific Northwest, focusing on obtaining chain approvals and using insights to refine our styles and packaging before market entry. This agreement is structured to allow Talking Cedar to cover COGS up front, with profits split upon distributor payment, enabling us to allocate raised capital toward growth initiatives.

Our 15bbl brewpub system will serve as a pilot brewery, supporting both retail and direct-to-consumer (DTC) channels, echoing the retail/DTC success of brands like Athletic Brewing.

JOIN OUR STORY


SELF
CARE
SELF CARE
NON-ALCOHOLIC
FREAK

Self Care's journey is about staying closely aligned with emerging industry trends rather than simply following major industry players. And it's about resilience and ingenuity. When the pandemic nearly derailed us, we didn't just adapt—we reinvented ourselves, making bold moves as the craft beer bubble began to burst. We're a true underdog story, committed to authenticity. With limited DTC releases keeping Self Care fresh and our partner managing major retail, we are able to stay true to our roots, growing authentically in a dynamic industry.

Explore More Investment Opportunities in Food and Beverage on StartEngine!

Looking for more investment options in the Food and Beverage space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
600 Franklin St SE, STE 105
Olympia, WA 98501

WEBSITE
View Site

Launched in 2020, Self Care by Three Magnets Brewing has introduced an innovative approach to non-alcoholic craft beer. We've won awards, received national press, and established strategic partnerships to strengthen our primarily DTC business and pursue opportunities in major retail.

TERMS

Self Care Non-Alcoholic Beer by Three Magnets

Overview

PRICE PER SHARE
$1

VALUATION
$5M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Shares

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$93,115	$46,403
Cash & Cash Equivalents	$1,607	$11,818
Accounts Receivable	$0	$0
Short-Term Debt	$827,496	$656,229
Long-Term Debt	$930,317	$952,461
Revenue & Sales	$651,402	$543,096
Costs of Goods Sold	$228,575	$322,905
Taxes Paid	$0	$0
Net Income	-$102,411	-$344,681

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Care Club/VIP Bonus

Bonus Shares: 10%

As a pre-existing and/or former Care Club member who helped to get Self Care to where it is today, or if you are a VIP, you will receive these bonus shares.

Care Club is a paid rewards tier on www.drinkselfcare.com that costs $49 per calendar year, and offers additional benefits over the free "Dabbler" rewards tier. All current Care Club members (defined as a paid 2024 Care Club member or a pre-paid 2025 Care Club member at the time the offering goes live) or previous Care Club (2022 or 2023) members qualify for this tier. Note: New Care Club memberships purchased after this offering has gone live do not receive these bonus shares. VIP is defined as any employees of Three Magnets Brewing Co., or friends and family members of any shareholders pre-offering.

TIME-BASED PERKS

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

MID-CAMPAIGN PERKS

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

AMOUNT-BASED PERKS

$500+ | Beertender

Invest $500+ for a Self Care Trucker Hat, a Care Club membership for the remainder of 2024 and all of 2025, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$1,000+ | Cellerperson

Invest $1,000+ for a Self Care Trucker hat and T-shirt, a Care Club membership for the remainder of 2024, all of 2025, and all of 2026, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$5,000+ | Brewer in Training

Invest $5,000+ for 3% bonus shares, Self Care Trucker hat, a Self Care T-shirt, a Self Care Hoodie, a Care Club membership for the remainder of 2024, and all of 2025 and 2026, recognition on the supporter's webpage, and 10% off your total tab on every visit to our pub for the remainder of 2024, and all of 2025 and 2026 (this discount also applies to any future locations we may open)!

$10,000+ | Assistant Brewer

Invest $10,000+ for 5% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2027, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2027 (this discount also applies to any future locations we may open). Plus, you get to spend a day with our brewer on one of our DTC pilot batches!

**Transportation and lodging not included*

$25,000+ | Brewer

Invest $25,000+ for 10% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2029, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2029 (this discount also applies to any future locations we may open). Plus, you get to name and conceptualize the artwork on one of our DTC pilot brews!

**Must fit our brand and values; we reserve the right to veto any ideas and ask you to go back to the drawing board.*

$50,000+ | Head Brewer

Invest $50,000+ to receive 15% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, plus a Care Club membership through 2034, recognition on our supporter webpage, and 10% off your pub tab at current and future locations through 2034. Additionally, you'll get to name and conceptualize the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and be invited to join our Board of Advisors.

$100,000+ | Brewmaster

Invest $100,000+ to receive 20% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, along with a lifetime Care Club membership, recognition on our supporter webpage, and 10% off your pub tab for life, including at future locations. You'll also get to name and design the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and join our Board of Advisors.

**Future year Care Club membership benefits are subject to change, and or the program may be terminated at any time if it no longer is believed to contribute to the success of Self Care by Three Magnets Brewing. If a new rewards program is formed in its place, you will automatically be enrolled in that for the same period of time that is remaining on your free Care Club membership as defined by your Amount-Based Perk.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Three Magnets Brewing Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Chicago Tribune

A beer writer's lessons from Dry January — and the nonalcoholic beers he'll keep drinking

View Article

Punch

Now Entering the Golden Age of N/A Beer

View Article

The Oregonian

Looking to stay healthful after Dry January? Here is our ranking of best nonalcoholic beers

View Article

Taste

It's Cool to Care About NA Beer

View Article

Sip Magazine

Three Magnets Innovates (Again!) with Self Care NA Beer

View Article

Show More Press

ALL UPDATES

04.11.25

Great Non-Alcoholic Beer Reviews!

There are a lot of non-alcoholic beer themed Instagram pages, however we've never seen one with such in-depth reviews as what HangSober provides. So we thought we'd share some of the reviews that they've written about Self Care beers!

TLDR:
Fresh Paint: 46.5 out 50 = World Class
Fresh Hopped Super Freak: 45 out of 50 = World Class
Gnarley Time Barley Whine: 41 out of 50 = Excellent
Old School Cool IPA: 45 out of 50 = World Class
Prague Rock: 45 out of 50 = World Class

Check out the full beer reviews below:


SELF CARE
FRESH
PAINT

Fresh Paint — Fresh Hopped Red

Appearance: A murky red body, almost opaque. A long lasting, foamy, off-white head that leaves soap like lacing on the glass. It really looks like a hearty brew. After the head dissipates, a quick swirl brings back a pinky size head. Proof of the quality of the ingredients is shown by the awesome head retention and the lacing all over the glass. **3/3**

Aroma: Pine, citrus, floral, caramel, malty bread. I wish there was a little more oomph with aroma. **9.5/12**

Flavor: Wow! Well, what the aroma is slightly lacking is certainly being made up with the flavor! Fresh Paint is incredibly balanced with how freshly hopped and malty it is. Fresh Paint is a hearty tasting beer and the looks did not deceive in anyway. There are notes of caramel, toffee, charred sugar, nutty and breadiness. Then the piney, citrus and grapefruit hops cut through the sweetness wonderfully. This is such a complex tasting beer! **19.5/20**

Mouthfeel: Perfect. It looked hearty and it is hearty. Very creamy — medium to approaching fuller body. Carbonation is right where it needs to be — noticeable but not overpowering in anyway. **5/5**

Overall: This is my first time trying Self Care by Three Magnets and I am very impressed. If the aroma had a little more punch, we are talking about a damn near perfect hoppy red ale in contention of the best n/a of the year. Although, a little pricey, at $17.49 for a four pack 16 oz cans — I can tell Self Care is not skimping on high quality ingredients; the flavor proves it! **9.5/10**

46.5 out 50 = World Class


SELF CARE
FREAK

Fresh Hopped Super Freak Flag Hazy Double IPA

Appearance: hazy, off-orange, with a white foamy head that leaves spotty and foamy lacing all over the glass. It's a really beautiful looking brew! **3/3**

Aroma: Orange, melon, piney, grassy, earthy and danky. **10/12**

Flavor: melon upfront with pineapple, orange, apricot, then a dank, piney, grassy, grapefruit bitterness with a Wrigley's Juicy Fruit gum finish. The aftertaste is very interesting and tasty because there is a battle going on between the bitterness and sweetness — it's pretty even. **18.5/20**

Mouthfeel: Carbonation is very nice. It's not overpowering or prickly. The body is medium and smooth. **4.5/5**

Overall: Well, this is what a N/A DIPA tastes like and I am all for it! There has only been a handful of N/A DIPA's that I have had that made me think I was drinking the real deal — Fresh Hopped Super Freak Flag Hazy Double IPA is one of them. **9/10**

45 out of 50 = World Class


SELF CARE'S
GNARLY TIME
BARLEY WHINE

Gnarly Time Barley Whine

Appearance: Off white, long lasting, pinky size, creamy head. The body is slightly lighter than a copper penny. It's pretty much opaque — I can't see my hand through the other side. The lacing on the glass is a 3 out 3 by itself. **3/3**

Aroma: I have to really search for it because there is not much going on. I get a faint grainy aroma and that's it. **7/12**

Flavor: it is layered upon layered with caramel, toffee, nuttiness, grainy, molasses, toasted bread with honey, charred sugar and touches of plums and raisins. There is a nice bitter hop presence alongside an oxidized flavor similar to a Stock Ale on the finish. It really balances out the abundance of malty flavors. It's not overly bitter — it just adds to the complexity of the brew. **18/20**

Mouthfeel: Creamy, silky smooth, medium to full body. There is barely any carbonation. It almost reminds me of a cask ale. Top notch mouthfeel! **5/5**

Overall: Gnarly Time Barley Whine is an incredibly complex beer. I would love to see Gnarly Time either wet hopped or aged on oak chips in the future. It's an excellent base beer worth experimenting with. My only complaint is, I wish there was more oomph to the aroma — it's barely noticeable. But definitely check this out, because it makes an amazing companion to the colder months ahead. **8/10**

41 out of 50 = Excellent


SELF CARE
NON-ALCOHOLIC BEER
OLD SCHOOL COOL IPA

Old School Cool IPA

Appearance: A hazy, light burnt orange color in the body. After a few minutes, a fluffy white head recedes into a pinky size one, leaving soap like lacing on the glass. **3/3**

Aroma: Pine, pineapple, apricot and citrus. **10/12**

Flavor: piney, grapefruit, floral, earthy, dankness, apricot and citrus that meets a semi-sweet, bready/doughy taste. There is just a hint of an herbal taste in the aftertaste. **18/20**

Mouthfeel: light to approaching medium body. It's nice and crisp. Carbonation is there and perfectly balanced — it's not overpowering at all. It does leave the mouth feeling a little dry, but it just keeps me coming back for me. **5/5**

Overall: what a beautiful looking brew! Both the aroma and flavor is incredibly well executed and is an excellent example of an "Old School IPA". The mouthfeel is pretty much next level — it feels like the real deal. Another beer that Self Care knocked right out of the park! **9/10**

45 out of 50 = World Class



Prague Rock Dark Czech Pils

Appearance: a creamy, khaki color head that approaches light brown and fades into pinky size film. While held up to the light, the body is very dark. There is some crimson-brown colors on the bottom edges of the mug. **3/3**

Aroma: very toasty, nutty, roasty, some smoke alongside some dark fruits. **9.5/12**

Flavor: toasty, roasty, nutty, caramel, dark fruits, cocoa and smoke with a slight herbally, spice hop bitterness on the finish that melds all the flavors together. **19.5/20**

Mouthfeel: medium body, carbonation is on the low side. There is a slightly dry yet very welcoming mouthfeel. **4/5**

Overall: Prague Rock is not just an incredibly well brewed non-alcoholic beer — this is just an incredibly brewed beer all together. I will go as far as saying it can challenge any regular strength beer in the Dark Lager category. I brought Prague Rock into work for some coworkers to enjoy and everyone really enjoyed it. Some went as far as saying it was the best N/A I have brought in. I have to agree, it is certainly up there. **9/10**

45 out of 50 = World Class

CLICK HERE to visit HangSober's Instagram page for more reviews!

note: HangSober is not affiliated with Self Care or Three Magnets Brewing Company in any way - they're just a review page that started tagging us in their posts, and we noticed!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.31.25

What are People Saying about Self Care?

Hey there!

While many of you following this campaign are likely huge NA beer nerds that are interested in getting into the space, we also know that a lot of y'all are following our StartEngine campaign simply because you are into investing. Accordingly, many of you likely don't follow the small handful of Facebook groups dedicated to non-alcoholic beer. So we've decided to round up some of the kindest words written about us from our own fans. None of these were written by anyone affiliated with Self Care or Three Magnets - they are all 100% organic.

All posts, photos and comments are pulled directly from the Non-Alcoholic Beer Appreciation Society (NABAS) Facebook Group. Join that page to find more reviews about Self Care: *https://www.facebook.com/groups/1095909177096262*


SELF CARE
NON-ALCOHOLIC BEER
OLD SCHOOL COOL IPA

First time trying Self Care Brewing and it did not disappoint. I've been drinking NA's for over two years now and have come to accept (and enjoy) the thinner taste of NAs. It's the one component that truly suffers from an alcoholic IPA when compared to a NA.

However, this IPA right here is the first one that replicates the thickness and hazy texture. It was eye opening and absolutely delicious. I'm saddened that I only have three left.

If you haven't tried Self Care yet, definitely go for it. I'm looking forward to drinking the three other cans as well as the three other 4pks I picked up from them.

- Dan A.

COMMENTS:

- *"Just wait until fresh hop season in the fall. Their releases then are fantastic."* - Anthony P.
- *"They are the real deal. Worth the price point."* - Eric L.
- *"Agreed. Their hoppy selections are top tier."* - Jarrod T.
- *"There are so many breweries putting out NA beer now but what Self Care is doing is like none other. For me, their quality and flavors put them in a class to themselves. 🍻"* - Paul B.
- *"Self Care is the gold standard. I laugh when I think of other brands that charge more and only provide a thin, not very good tasting beer."* - Christian S
- *"Couldn't agree more. I'd just assumed crafting an NA hazy with the same mouthfeel and flavor of leaded brews was impossible. Thankfully, this proves otherwise. For me, it replaces Go's Love Letter To Hops (which is outstanding) as the single best NA IPA I've had to date."* - Harvey K.
- *"Yeah. They ate fantastic. I tried that one and another a couple weeks ago. Amazing stuff"* - Jim E.
- *"Ditto"* - Brian F.


prague rock
a non-alc dark czech pils
less than .5% alc by vol
one pint
THREE MAGNETS BREWING CO.

Prague Rock from Self Care. Described as a dark Czeck pils. This is my first time trying anything from this brewer. I've been stalking for a while, but never pulled the trigger due to the high price tag. For two, 4 packs with shipping it was close to $40. I'm not a rich man and this is way outside my beer budget.

However, there's no way I'm not ordering this again. I'm a huge fan of dark beers. I've only come across a few in the na world that are really good, and even those have still been on the thin side.

This one however, is fantastic. Really nice fluffy head, silky smooth on the tongue. Little sweetness.

This is a really good dark brew and definitely in the top 3 I've had.

- Jim E.

COMMENTS:

- *"SC>> anything in the craft na world. It's not even close with some of the stuff they are putting out. Got this one as well and very impressed. I did the membership to get free shipping and it'll easily pay for itself over the year. $15 a 4 pack is reasonable when it's this caliber. I was skeptical at first as well."* - Ben D.
- *"Self Care is your local taproom down the street from the Craft boom mixing up fun new stuff on a regular basis but they're doing it in the NA beer space. As others have said the care club membership ends up paying for itself."* - Scott W.
- *"I've loved everything of theirs that I've tried."* - Hobart C.
- *"It's really good"* - Ben F.
- *"Good to know. It can be challenge to brew a good dark lager. I will order from them soon"* - Jeff C.
- *"All their stuff is amazing!! Top of the hill for sure!!!"* - Jason C.
- *"absolutely. I had the ipa the other night and it was pretty fantastic as well"* - Jim E.
- *"Welcome to the Self Care group, Jim! I've been drinking their beer for a few years now and what they brew is like none other and it isn't an easy thing to do but they are doing it!"* - Scott W.


NON-ALCOHOLIC
MAGNETS BREWING CO.

**Cue the obscure ambient electric guitar**

"Prague Rock", a Czech Dark Lager from Self Care is a masterpiece that deserves to go platinum. One of the best dark beers I've ever had! It's roasty, toasty with a little smoke to it. Dark chocolate notes are present and play along well with a tight bitterness. It's light but has an almost creamy finish to it. Truly a head(banger)!

- Jack M.

COMMENTS:

- *"I'm right there with you, Jack! This beer is fantastic and I just received another two packs of it."* - Paul B.
- *"I fully agree. From the first sip, this one just sings."* - Jim E.
- *"That's it... I gotta get me some of that"* - Mnna Beer


3M
SELF CARE
NON-ALCOHOLIC
SUPER
FREAK
FLAG
HAZY DOUBLE IPA
THREE MAGNETS BREWING CO.

If it's not on your list of things to do you should make it so. In my opinion this one is up there with the old leaded ipas huge flavor

- Kyle H.

COMMENTS:

- *"No question. This is a fabulous brew."* - Thomas C.
- *"Yeah. They did a fantastic job on this one."* - Scott W.
- *"Sounds awesome, no surprise from Self Care!"* - Richard L.
- *"Yep, I reviewed this in this group when Self Care first released it and it is fantastic. This is a total hop bomb and one of, if not the best NA IPA's that I've ever tasted!"* - Paul B.
- "Paul B. agree 💯" - Kyle H.
- *"They are at the top of the game for sure!!!"* - Jason C.


3M
FUZZY
HAT
BY


CARE

Self Care crushes it again! Love their IPAs - this British style ale is amazing too!

- Paul W.

COMMENTS:

- *"Of all their great beers, this is the one that is always at the top of my list. It has all the qualities of other Self Care beers—mouthfeel, complex flavors, etc.—but it simulates that British cask pint as well as anything I've ever had."* - Thomas C.
- *"Just received this, it's outstanding!"* - Gail V.


3M
SELF CARE NON-ALCOHOLIC
FRESH THREADS
FRESH HOPPED IPA
LESS THAN .5% ABV, 1 PINT
THREE MAGNETS BREWING CO.

Yummy! I'm so glad I found this group!— feeling happy.

- Gail V.

COMMENTS:

- "Self Care makes great beer" - Scott W.
- "Scott W, one of the best I've had! They have just scored a fan!" - Gail V.
- *"Their beers are always at the top of my list for any style they make. So happy to hear you've discovered them. Enjoy!"* - Thomas C.
- *"Their hoppy selections are top tier"* - Jarrod T.


SELF CARE NON-ALCOHOLIC
FRESH KICKS!
FRESH HOPPED PALE
LESS THAN .5% ABV, 1 PINT
THREE MAGNETS BREWING CO.
MASH GANG
LOW ALCOHOL
ALC 0.5% VOL
CHUG

Cream of the crop 🥇🥇

- Brent K.

COMMENTS:

- *"All of the latest Self Care Fresh Hop beers are amazing and delicious!"* - Paul B.
- *"Two brands right there that do some out of the box stuff and push the edge on what great NA beer can be."* - Scott W.
- *"Two fantastic breweries and two fantastic beers."* - Nathan S.


Bubble
GLAM
A SELF CARE
NON-ALCOHOLIC BREW
FLAVORED WITH BUBBLE GUM
GLAMMED-UP WITH GLITTER!
LESS THAN .5% ALC BY VOL, ONE PINT

Well, if you asked me a couple years ago if I'd be drinking a pink beer with glitter in it I'd have probably laughed at you. Yet here I am. Newest fun creation for a good cause from Self Care is pretty cool. It does indeed have a bubble gum flavor and it does sparkle so mission accomplished there. It's also pretty drinkable so it has that going for it too. I like weird things and am happy a brewer is trying some crazy stuff in our NA world.

- Scott W.

COMMENTS:

- *"That actually looks nice and smooth. I bet the bubblegum oddly taste pretty good."* Joe C.
- *"Joe C. It was a little odd at first but as it warmed a bit and I started to pick up everything going on it's actually quite good."* - Scott W.
- *"Ha love it, what a neat idea. So neat that I now have a Xmas pack on the way!"* Richard L.
- *"They're quickly moving to the top of my list for NA brewer's. Seems to be hitting that sweet spot of quality vs affordability quite well if you take advantage of their club. Excited to try this one when it arrives."* - John C.
- *"this is awesome!"* - Courtney C.


NON-ALCOHOLIC BEER
SELF CARE
POCKET ROCKET KOLSCH
A LIQUID EGO STROKE FOR US COMMON FOLK!
THREE MAGNETS BREWING CO.

Loving this one from self care.

- Sarah B.

COMMENTS:

- *"Great stuff. Self Care keeps getting better with each release!"* - Joe C.
- *"That one is delicious!"* - Adam C.
- *"I haven't had it but the name and description are a 10/10 for me!"* - Richard L.
- *"Whelp, that wins a best NA beer name ever [laughing emoji]"* - Tom H

All the above testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.13.25

Campaign Extended Until April 30!

Rollin' Rollin' Rollin'
The first batch of Scherler Easiest brewed at Talking Cedar is hitting cans soon. And we just scheduled our first batch of Freak Flag to be brewed there next, which is super exciting for us. Though, it's also hard to navigate, as there are so many moving pieces right now—many of which we're experiencing for the very first time. Evolving from a pub-first business model to a production-first business model is a huge transition, and there are so many new things for us to learn. But overall, we're feeling very good about how it's going, and are so grateful for the support we've received from Talking Cedar's entire team along the way.

Campaign Extension
With the ecomony in flux, it makes for an odd time to be running an investment campaign. But, hey, we're used to big challenges! After all, we did launch a brand new product in the middle of a pandemic, with our taproom shut-down, and little-to-no resources at our disposal. And over the past few years, we built it into a nationally respected brand, which last year had a James Beard Award winning beverage journalist label it the 'Best All-Around NA Brewery'.

So the show must go on, and it will go on! Non-alcoholic beer continues to grow in popularity, and is resonating with demographics across the board. The market absolutely would not wait for us if we decided pause to catch our breath. Plus, right now, we're sitting in the drivers seat. After being mentioned in a recent Vinepair article as one of '20 Breweries to Watch in 2025', we have noticed increased interest from retailers. Accordingly, we can't wait until we hit our stride with Talking Cedar—that's when we'll really be able to open the flood gates. But until then, as a boss of mine from twenty years ago used to say to me when I was faced with large tasks, "how do you eat an elephant? One bite at a time."

So we're super thrilled that StartEngine was able to extend our campaign, so that we can build upon all of our past momentum, and continue to chomp away. If you're on the fence about investing, you now have until April 30th to do so. And for our current investors, this extension will give you more time to share the investment opportunity with your friends, because the more resources we have to work with, the more aggressive we can be in growing our brand.

New Beer!
Oh, did I mention that we also just dropped a new beer? And one that is right in brewer Aaron's wheelhouse - an American Pilsner. Aaron's has already won multiple World Beer Cup and Great American Beer Festival awards for a pilsner recipe, and he's also already applied his pilsner prowess to some amazing NA pilsners throughout the last few years. Beers like our Scoot Scoot Italian Pils, Bohemian (Czech) Pils, Prague Rock Dark Czech Pils, Boating Enthusiast West Coast Pils, and Bumberbrew PNW Pils (not to mention our fresh hopped pilsners Fresh Love and Fresh Stuffed, but I digress). And now we're proud to announce our first American Pils - Little King!


SELF CARE'S
AN AMERICAN PILS

LITTLE KING
Introducing a playful pilsner inspired by fables and lore. The wren—celebrated as the king of birds for its cleverness—sets the stage for a brew that nods to the tradition of lagers maturing in underground caves. And we love that "Little King" also pays tribute to Ryan, our Shipping Captain, who handles nearly 99% of our orders. At Self Care, we're all about crafting fun seasonal pilsners, and this one dives into new hopping techniques using ancient German, English, and Washington-specific hops.

The beer spotlights Nugget hops, offering sweet fruit and citrus notes with a modern, woody twist, complemented by Triumph as a companion hop. It's a unique and spirited brew that pushes boundaries in the NA pilsner market—just as memorable and clever as the little bird it's named for.

TTFN
That's our update for today. We're stoked to keep sharing our wins with y'all over the next couple of months via our StartEngine campaign page, and for many months and years to come if you're an investor.

Cheers!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.04.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Self Care Non-Alcoholic Beer by Three Magnets offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their end date to April 30th, 2025 and including their video transcript.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

02.28.25

Self Care - one of "20 Breweries to Watch in 2025"



ILLUSTRATION: *SARA PINSONAULT*

20 Breweries to Watch in 2025, According to Beer Pros

You know, you just gotta love when you're sitting at the office (okay, "the pub"), minding your own beeswax, trying to catch up on work. And then suddenly, you get a notification on your phone that your brewery has been tagged in a social media post sharing an article written by a leading national beverage publication, stating that you are one of "20 Breweries to Watch in 2025". And to be the only non-alcoholic brewery on that list? Holy moly. I call that a win-win!

For those who don't know, Vinepair is a well-known digital media company in the beverage industry, which is self-reported to be the largest digital media company delivering accessible, entertaining, and inspiring content about drinks, delivering accessible, entertaining, and inspiring content about drinks culture and important trends and topics in wine, beer, and spirits. So, yeah. We love their content, and couldn't be more excited that they've noticed our small little operation, and all the big things that we are working toward.

Check out the entire article here: www.vinepair.com/articles/breweries-to-watch-2025

Thanks so much to you all, and we'll be back with more updates soon!

Cheers,

- Nate

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.24.25

IT'S ALIVE!!!



head brewer Aaron Blonden brewing with our partners Talking Cedar

We are hitting important milestones!
We've hit a couple of big milestones in our growth this past week. For one, our first delivery to Lumen Field just landed yesterday, and will be available this Saturday at the Sounders match. For a brewery that's also a Sounders pub, this is very exciting for us!

But that's not the main point of this email. We wanted to share that our first batch of beer brewed at our partner facility, Talking Cedar, has finished fermenting, and it tastes great!





Aaron pulling a sample off the tank

Same beer, better efficiency.
All of our beers to-date have been brewed on our small 15bbl system. And while that worked out great when we had a pub-first business model - for production brewing, it is far too inefficient. Lucky for us, there is a state-of-the-art brewing and distilling facility just twenty minutes south of our own brewery. Not only that, but a handful of their employees were even students of our head brewer when he taught at the local brewing and distilling program.

We believe this partnership significantly enhances our brand expansion efforts by not only giving us better efficiencies, but also in being able to be hands-on throughout the brewing process. This is not typical of most contract brewing relationships, and we are fortunate to be in this position.



Aaron with Talking Cedar head brewer Ryan, tasting the beer

More to come
This is only the beginning! We've got our beers in some of the hottest venues in the Pacific Northwest, and we finally have the ability to brew with the efficiencies of scale necessary to hit a competitive pricepoint, alongside the capacity to scale up as quickly as demand requires. It's been a lot of work building a foundation strong enough to support the growth we have now set the stage for, and it's been a lot more work putting these relationships in place.

But despite how frustrating all the red tape can sometimes be, it's so exciting to finally be at this ever so important "pivot" point in transitioning to our new production-first business model.


SELF CARE
Scherler
-EASIEST-
NON-ALCOHOLIC

Scherler Easiest is our first batch of beer brewed at Talking Cedar!

Thank you!
A huge shout-out to those of you who have invested so far. We are super excited to continue to spread the word as to just how special our beer is, and to share it with the world - continuing to provide delicious non-alcoholic options for those seeking alternatives to traditional alcoholic beverages.


TALKING CEDAR BREWING
GRAND MOUND, WA

Cheers!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.24.25

BIG NEWS: Self Care in Lumen Feild in 2025!


NEWS ALERT!
LUMEN FIELD
Freak Flag IPA and Scherler Easiest will both be available stadium-wide at Lumen Field for 2025, which includes:
Seahawks Games
Sounders FC Matches
Reign FC Matches
FIFA World Cup Matches
SELF CARE
Scherler
EASIEST
NON-ALCOHOLIC
SELF CARE
NON-ALCOHOLIC
FREAK

We told you we had big news to share soon, didn't we? We just needed to wait until it was official!

THE STADIUM - LUMEN FIELD
Back in December, Levy Restaurants (the group that manages the food and beverage program at Lumen Field - home of the Seahawks, Sounders FC, and Reign FC. Oh, ***and co-hosts of the 2025 FIFA World Cup***) reached out to us about carrying Self Care non-alcoholic beer in the stadium. So we trekked up to Seattle to meet with the Levy team a couple of weeks ago, and sampled them on our flagship products (the picture above is from that visit). And we just received word back that two of our beers, Scherler Easiest Lager, and Freak Flag Hazy IPA, will launch stadium-wide for 2025!

The product will be available in time for the first Sounders FC home match of the year on February 25. And assuming that all goes well, it will also be available for Reign FC matches, FIFA World Cup matches, and Seattle Seahawks games taking place at Lumen later in 2025.

THE BACKGROUND


SBNATION
SOUNDER AT HEART
SEATTLE

SAH STORE | SECTIONS | MORE

#KICKBAIT

Olympia brewery makes Clint Dempsey-themed beer, sells it in Portland, hilarity ensues

The beer is called "Deuce Juice" because ... why not?

By Jeremiah Oshan | @JeremiahOshan | Nov 8, 2017, 5:13pm PST

SHARE

With our focus on brewing beer to help creatives find healthier relationships with alcohol, it comes as a surprise to many to find that we're also sports fans. In fact, we've been a soccer bar since we opened in 2014. And in Olympia, we've become THE place to watch soccer, be it Major League Soccer, National Women's Soccer League, or international soccer matches. *In fact, we even brewed a Clint Dempsey themed beer back in 2017 and trolled Portland Timbers fans* a few years back. That was fun.

Fun fact: Clint's brother reached out to us and requested a 4pack of that beer be sent to him for a trophy and memorabilia room that Clint's wife was setting up for him. So he theoretically has this beer on display!

THE DREAM

Getting our beer into Lumen Field, and having it available to fellow Sounders, Reign and Seahawks fans, was a "someday" pipe-dream of ours that we have had previous internal discussions about. However, we didn't even considered approaching Lumen this early in our growth, because *it's that big of a deal.* Accordingly, we had assumed that we'd need to get into major retail *first*. But, our brand reach had apparently had surpassed even our own estimations - because they came to us. And they made it happen. And we're completely over the moon about it!

THE IMPACT

So, what does this mean for Self Care? Well, to summarize in four words, "*it's freaking huge, man*". Frankly, this sort opportunity does not simply fall into a small beverage producer's lap. And the fact that it did absolutely speaks volumes toward the quality of equity we've built by taking the "slow and steady wins the race" approach over the past four years, as we built a world class brand, and a foundation strong enough to support the growth that this sort of placement will drive.

Beyond that, this placement, in tandem with brewing NA beer for Seattle's Bumbershoot arts and music festival for the past two years, shows the market that our brand is versatile, and appeals to multiple demographics. It further cements Self Care as the go-to non-alcoholic beer of the Pacific Northwest, for all walks of life.

In other words, this placement will not only improve our chances of getting chain approval moving forward, but it also has potential to expedite that timeline (chain approval generally takes six to nine months). Levy Restaurants also manages over 200 locations, including arenas, ballparks, colleges, convention centers, entertainment venues, racing tracks, and stadiums. They even cater special events like the Grammy Awards. And our products are now officially approved in their system. So by landing in the stadium, we are continuing to plant seeds for future growth beyond the Pacific Northwest, just as we've been doing for the past four years with our Direct to Consumer sales across the country.

SEE YOU SOON! GO SOUNDERS!

You can bet your tushy that we'll be at Lumen Field this year enjoying Self Care while rooting on our favorite teams. So if you see a guy in a mechanic's jacket with a big Three Magnets logo screen printed on the back that's drinking a Self Care - stop me and say hi.

Cheers!

01.22.25

Get 10% Bonus Shares through Friday, January 24!

$2500+ Select

$2500 | Flash Perk 2:
Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

10% BONUS SHARES FLASH PERK
If you've been waiting for our Flash Perk to invest in Self Care, then we've got good news for you - that day has come! Through the end of day on Friday, January 25, any investments of $2,500 or more will receive 10% bonus shares!

JOIN THE STARTENGINE VENTURE CLUB TO GET AN ADDITIONAL 10% BONUS SHARES!
That's right - if you join the StartEngine Venture Club, you can get an additional 10% bonus shares, which will stack on your Flash Perk 10% bonus shares, for a total of 20% bonus shares!

As a member of the Venture Club, not only will you get an additional 10% Bonus Shares on all StartEngine investments, but you'll also receive the following additional perks:

- **Dedicated Investor Support**
  Access premier concierge services to support you throughout your investing journey.
- **Early Access to Private Offerings**
  Get 48-hour early access to new launches from StartEngine Private. Investors will receive advanced notice of offerings before the general public.
- **Priority on Waitlists**
  Move to the front of the line on investment waitlists, and get notified of new bonus-eligible offerings.

Learn more about the StartEngine Venture Club now!

01.15.25

PERKS UPDATE!


YOU'RE SO F KING SPECIAL
CARE CLUB
MEMBERSHIP

Hello everyone!

First off, to all of y'all who already invested - *thank you so much!* You're SO freaking special.

We have a LOT of exciting things in the works already, and we're excited to tell you about them as soon as they're official. In the meantime, now that we've taken our first disbursement in order to put your investments to work, we need to tell y'all how to get your free Care Club memberships, and your 10% off in our pub!

CARE CLUB 2025
All investors at a level of $500 or greater get a ***free*** Care Club Membership for all of 2025, and potentially longer, depending on you investment level. Your Care Club membership gets you FREE SHIPPING for the entire year, double Care Coins (rewards points), and First Dibs and Last Dibs access on all beers.


start engine

Congrats, your investment in Self Care Non-Alcoholic Beer by Three Magnets is now complete.

We have linked your signed subscription agreement as proof of purchase here. You will need to be logged in to download your agreement.

We get disbursements from our StartEngine campaign on a monthly basis. Once your investment is closed, you will get a notification email from StartEngine saying *"Congrats, your investment in Self Care Non-Alcoholic Beer by Three Magnets is now complete"*. Once that happens, we gain access to your contact info, and from there, we can add you into our system.

If you already have an account at www.drinkselfcare.com, and the email you invested with matches the email we have on file, then your Care Club 2025 membership will be added to your account within five business days of your investment closing. However, if you do not yet have an account at www.drinkselfcare.com, then five business days after you receive your confirmation email, you may then sign up for an account using the email address associated with your StartEngine account, and Care Club will automatically be added to your account.

note: if you would like to sign up for www.drinkselfcare.com using a different email address that the one associated with your StartEngine account, please reach out to us directly to coordinate that.

10% OFF IN OUR PUB
If you're an investor lucky enough to live close enough to visit us at our Downtown Olympia pub, then you'll also get 10% off all purchases of all Three Magnets produced beverages, or any swag, when visiting our pub in person. To get your 10% off, simply let your beertender know when you order that you are an investor, and they will cross reference our list of investors, and then apply the discount to your order.

SWAG
All swag perks will be ordered at the end of the campaign, once all investments are closed. We will then coordinate shipping your items to you.

LET'S GO!
Once again, thanks to all of y'all. We've wanted to expand for a long time, but rather than rush to market with an untested product, we wanted to do it the right way by first building a strong foundation - one strong enough to bear the weight of our very ambitious goals. And waiting is hard, lol. But it's so exciting now that we're there, and putting big things in motion. So thank you all so much for joining our story and helping us make Self Care a huge success!

If you're excited about what we're doing, please share this investment opportunity with your friends on social media! The more investments we bring in, the more aggressively we'll be able to hit the market. Let's freaking go!!!

12.20.24

On the fence? Try our beer - it speaks for itself!

ON THE FENCE ABOUT INVESTING?

"TRY BEFORE YOU BUY".

We can use the best words, and the prettiest pictures. But honestly, what sells our beer, is people trying it. When we host tasting events at stores, we can see the skepticism in people's faces when we ask if they'd like to try a non-alcoholic beer. And more often than not, we see that skepticism turn into genuine look of surprise when they realized just how real our NA beer tastes.

And if you've never tried Self Care - we're quite confident that you'll have that experience too! If you're just looking to get a can or two, our beer is available at many locations in the Oregon market, including New Seasons grocery stores. And in the Seattle area, you can find us in many bottle shops, including Beer Junction, Chuck's Hop Shop, and the non-alcoholic dedicated bottle shop Cheeky & Dry. And of course, we're the non-alcoholic beer of choice at many restaurants and bars in the Olympia area.


Roberta's

Are you located in New York or the LA region? Check out Roberta's Pizza! Chef Carlo Mirarchi was such a big fan of Self Care, that he brought us into his Roberta's locations throughout NYC (in addition to his Italian restaurant, Foul Witch), and also into his Culver City location. He also had some very nice things to say about our Freak Flag, which is one of the beers we will be releasing as a flagship: *"What these guys are doing is true alchemy, pushing the boundaries of what one would consider, in a word, beer. Freak Flag is one of my favorite beverages on the planet, and it just keeps getting better."*

TRY OUR SAMPLE PACK

For those of you who do not live near our distribution areas in Washington and Oregon, and have never had the chance to try Self Care, we've put together a discounted sample pack that you can order, and we'll ship it to you free of charge. This is a hidden product on our website, in which you'll need to click this link in order to access: Investor Sample Pack.

*Please note: your cookies settings may prevent you from accessing the item by using the link above. If that's the case, please use the secret passcode **CLIMBTHEFENCE** to access the item.*

Once you're registered and logged in, the discounted price and free shipping will automatically be applied upon adding the Investor Sample Pack to your cart. This will get you eight of our most recent releases, all for just $20 flat (plus tax, where applicable). That's two mixed 4packs at well under normal retail cost.

Please note: this deal will only applies to orders made by new Self Care accounts with no previous orders. Depending upon individual stock quantities, which are always changing, you may receive more than one of any particular item.

Thanks!

-nate

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

$500+ | Beertender

Invest $500+ for a Self Care Trucker Hat, a Care Club membership for the remainder of 2024 and all of 2025, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

Select

$1,000

$1,000+ | Cellerperson

Invest $1,000+ for a Self Care Trucker hat and T-shirt, a Care Club membership for the remainder of 2024, all of 2025, and all of 2026, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

Select

$5,000

$5,000+ | Brewer in Training

Invest $5,000+ for 2.5% bonus shares, Self Care Trucker hat, a Self Care T-shirt, a Self Care Hoodie, a Care Club membership for the remainder of 2024, and all of 2025 and 2026, recognition on the supporter's webpage, and 10% off your total tab on every

Select

$10,000

$10,000+ | Assistant Brewer

Invest $10,000+ for 5% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2027, recognition on the supporter's webpage, and 10% off your total tab in our pub for the

Select

$25,000

$25,000+ | Brewer

Invest $25,000+ for 10% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2029, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2029

Select

$50,000

$50,000+ | Head Brewer

Invest $50,000+ to receive 15% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, plus a Care Club membership through 2034, recognition on our supporter webpage, and 10% off your pub tab at current and future locations through 2034. Additionally, you'll get to name

Select

$100,000

$100,000+ | Brewmaster

Invest $100,000+ to receive 20% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, along with a lifetime Care Club membership, recognition on our supporter webpage, and 10% off your pub tab for life, including at future locations. You'll also get to name and design the artwork for one of

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

YS

Yaacov Sakowitz
3 hours ago

Is your non alc beer kosher?
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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 2 hours ago

Hey Yaacov! While I'm not super versed on the intricacies of what makes a product kosher, it appears as though everything we've released thus far has fit the definition. That being said, none of our products are certified Kosher, and we do have a beer in the works that will contain lactose. When this beer is released, we will disclose that both on our website and on the label.
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PW

Pieter Wycoff
13 days ago

Hi there! Apologies for asking here but I was concerned I may have missed an email about how to claim the incentives for investing. I believe my investment closed back in February. Let me know if there is an email I should have received to coordinate! My spam filter may have been aggressive.

Thanks!

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 2 hours ago

Hey Pieter - sorry I missed this post! I did reply to your direct message to us, but I also wanted to repost the information here in case anybody else was looking for it. This is from one of our early updates that is now fairly buried:

Hello everyone!

First off, to all of y'all who already invested - thank you so much! You're SO freaking special.

We have a LOT of exciting things in the works already, and we're excited to tell you about them as soon as they're official. In the meantime, now that we've taken our first disbursement in order to put your investments to work, we need to tell y'all how to get your free Care Club memberships, and your 10% off in our pub!

CARE CLUB 2025
All investors at a level of $500 or greater get a free Care Club Membership for all of 2025, and potentially longer, depending on you investment level. Your Care Club membership gets you FREE SHIPPING for the entire year, double Care Coins (rewards points), and First Dibs and Last Dibs access on all beers.

We get disbursements from our StartEngine campaign on a monthly basis. Once your investment is closed, you will get a notification email from StartEngine saying "Congrats, your investment in Self Care Non-Alcoholic Beer by Three Magnets is now complete". Once that happens, we gain access to your contact info, and from there, we can add you into our system.

If you already have an account at www.drinkselfcare.com, and the email you invested with matches the email we have on file, then your Care Club 2025 membership will be added to your account within five business days of your investment closing. However, if you do not yet have an account at www.drinkselfcare.com, then five business days after you receive your confirmation email, you may then sign up for an account using the email address associated with your StartEngine account, and Care Club will automatically be added to your account.

note: if you would like to sign up for www.drinkselfcare.com using a different email address that the one associated with your StartEngine account, please reach out to us directly to coordinate that.

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Durran Champie
4 months ago

I have a question in the type of stock issued here. I'm a novice. I impulsively backed one other project on start engine, and I realized I don't know anything about how I can recoup my initial investment. I figure after making that mistake I should probably know how I'll be getting a return on my investment. I'm assuming that VC such as this isn't intended to be charitable.

Would you or perhaps a representative from start engine able to say anything on how to eventually liquidate any shares that I gain by making a contribution to your efforts?

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 4 months ago

Hey Durran!

You can find very in depth information on this subject in StartEngine's FAQ found here: https://www.startengine.com/investor-faq

More specifically, look at both the "Portfolio Management" tab and the "Trading on Secondary" tab. If you still need clarification on anything, then I can get you in touch with a StartEngine representative.

Cheers!

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Zachary Eaton
4 months ago

Perusing the perks section, I see flash perks for 10% bonus shares for +$2500 on days 35-40 and 60-65. Is this in addition to 5% for +$5000? (For a total of 15% bonus shares.) There are also not dates listed for days 35-40 and 60-65, do you know when these perks are available? Thanks!

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 4 months ago

Hey Zachary - let me reach out to my contact StartEngine for clarification on this to ensure my info is accurate, and then I'll get back at ya! -nate

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Raymond Luong
4 months ago

Just saw an update regarding the investment opportunity here. To clarify, has the minimum investment criteria been increased to $20k?

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 4 months ago

Hey Raymond,

That's our minimum funding goal for the entire campaign, which was reduced by StartEngine. My understanding is that this is something that was automatically triggered once our campaign surpassed its original minimum funding goal of $124k. This is one part of moving into what is called Tier Two Diligence, which was the impetus for the other updates too. The minimum investment amount still remains at $300.

Cheers!

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PB

Paul Binder
4 months ago

Nate, as a long time lover of Self Care beer and a proud early investor, I just wanted to thank you for your comprehensive, detailed and very thoughtful answers to Catherine's questions.

Those questions were excellent and I believe you have answered what many others are also thinking about as they look at this investment opportunity.

Just speaking for myself, I was so excited when you recently hit your first milestone of attaining the minimum funding goal. I really love what you and your team is doing and I am proud to now be a little slice of that team!

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 4 months ago

Thanks so much Paul for all of your support, both here, and in the various social media groups! It was hard to buckle down the last four years when we knew we had a killer product and just wanted to spread our wings. But we knew Self Care would have to prove itself in the market before we could go down this route. So it feels so good to finally be here!

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Catherine Tatara
4 months ago

Self Care Beer is the best there is! We are really excited about the investment opportunity, but we have a few more questions before we are ready to invest.

1. What motivated you to sell equity in the company? Why are you not going the traditional route of bank financing?

2. Can you please be specific regarding your plans for this additional capital? How much do you plan to expand production? What exactly is your arrangement with Talking Cedar?

3. What is your go-to-market strategy for the increase in production?

4. What is your distribution strategy? Which distribution partners do you want to work with, and are you already in negotiations with them?

5. What is your current annual production? Are you selling through this each year, or do you have stock of product in inventory? It is not clear, because in the financials, there is not any information about inventory.

6. Right now you mention strong DTC sales as well as a future market launch - can you please elaborate on what your vision for your ideal distribution mix is in the future? (what percentage DTC vs. grocery vs. specialty retail vs. restaurants, etc.)

7. "We believe we are positioned to expand through innovation and music industry collaborations" - can you provide more specifics on these innovations and collaborations?

8. How will you adapt your sales and marketing strategy to support this growth?

9. How does self-care differentiate itself from competition? Is this competitive advantage sustainable?

**10. Will Talking Cedar be producing the additional product for the "major retail launch?" How involved will the original brewing team be?
How will you ensure the quality of the product remains the same? Will beer destined for DTC customers still be produced with the original method, by the original brewing team?**

11. We noticed a significant decrease in cash and accounts receivable on the financial statements. Is the company struggling with liquidity? Will the capital raised be used to support liquidity needs, or will it be invested in growth projects?

12. Revenue declined 53% year over year – what drove this? Do you have a forecast for revenue over the next 1-5 years? What assumptions have gone into making this forecast?

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Nate Reilly
Self Care Non-Alcoholic Beer by Three Magnets • 4 months ago

Hey Catherine! Thank you - these are some excellent questions, and I'll have some excellent answers for you veryt shortly. Stay tuned...

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Phil Neumann
5 months ago

There's so much to be excited about in this RegCF campaign. From the origin story and founders, to very real brand traction with an industry-leading product, to compelling plans to scale the whole thing.

We're in and rooting for you all the way, 3Mag / Self Care team. Thanks for the opportunity to be a part of your project like this.

-Alyssa & Phil

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're the Reilly's, and we opened up Three Magnets Brewing in Olympia Washington in 2014, with a mission to create a community space around thoughtfully crafted beverages.

Over the past decade we've built a business that connects people, celebrates wins, and supports causes that matter. But with rising costs, changing consumer habits, and a crowded craft beer market, we've had to adapt.

In 2020, we launched Self Care, a non-alcoholic beer brewed to help our customers foster healthier relationships with alcohol. It quickly became a hit, and in 2021, we spun it off into its own brand. Since then, it has gained national recognition, in outlets like the Chicago Tribune, and the Oregonian, it has won multiple awards from SIP Magazine, and it even had a James Beard Award winning beverage journalist proclaim that Self Care is the best non-alcoholic brewery.

We've built strong connections with regional arts organizations like SMASH Seattle and Bumbershoot, and in 2024, Lumen Field, home of the Seahawks, Sounders, and Reign FC, decided to carry Self Care stadium-wide. This has opened doors to us to approach major retail chains.

But to scale successfully, we need the right infrastructure. So we've partnered with our friends at Talking Cedar, a state-of-the-art production brewery twenty minutes south of Olympia, to scale up without the significant costs associated with building out a new facility.

Now we're looking for financial support to bring this vision to life. Through StartEngine's crowdfunding platform, you can invest as little as $300, and join our story. Your investment will help us grow while keeping production local, and supporting our Downtown Olympia community. Plus, you'll get special perks at our web store, and discounts at the pub.

Join us on this journey by becoming an owner of Self Care and Three Magnets Brewing today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 12/09/2024
Effective Date: 12/09/2024
UBI #: 603 313 555

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
THREE MAGNETS BREWING COMPANY

UBI Number:
603 313 555

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
600 FRANKLIN ST SE UNIT 105, OLYMPIA, WA, 98501-1360, UNITED STATES

Principal Office Mailing Address:
600 FRANKLIN ST SE UNIT 105, OLYMPIA, WA, 98501-1360, UNITED STATES

Expiration Date:
06/30/2025

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
06/26/2013

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
THREE MAGNETS BREWING COMPANY

REGISTERED AGENT RCW 23.95.410

Registered Agent Name	Street Address	Mailing Address
CAP CITY LAW PS	2401 BRISTOL CT SW STE A103, OLYMPIA, WA, 98502-6037, UNITED STATES	2401 BRISTOL CT SW STE A103, OLYMPIA, WA, 98502-6037, UNITED STATES

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
12/09/2024

DATE OF ADOPTION

Date of Adoption:
12/06/2024

CORPORATE SHARES – AMENDED

Number of Authorized shares:
30000000
Class of Shares:
Common Stock: **- No** Preferred Stock : **- Yes**

PREFERRED STOCK

Document Type	Source	Created By	Created Date
No Value Found.			

Did your share information change? **- No**
Implementation plan for change:

RETURN ADDRESS FOR THIS FILING

Attention:

Email:
BIZ@CAPCITYLAWPS.COM

Address:
2401 BRISTOL CT SW STE A103, OLYMPIA, WA, 98502-6037, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
PREPARED AMENDMENT	ONLINE	CAP CITY LAW PS	12/09/2024

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
Attachment to 2nd Articles of Amendment FINAL 12-9-24.pdf	UPLOADED DOCUMENT

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
FIRM

Last Name:
ADMINISTRATOR

Entity Name:
CAP CITY LAW PS

Title:

Three Magnets Brewing Company
UBI 603 313 555

Attachment to Second Articles of Amendment

The following was approved by the Shareholders on December 6, 2024 and is incorporated into the Articles of Amendment:

(5) Class A and Class B stock are amended as follows:

Class A Stock
The Corporation is authorized to issue Ten Million (10,000,000) shares of Class A stock. Class A stock has full voting rights and may be sold, transferred, encumbered, and redeemed only in accordance with the Shareholders Agreement or other agreement or resolution of the Shareholders. Class A shares are subject to dilution. The holders of Class A stock shall have a preemptive right to purchase additional Class A or Class B stock. The holders of Class A stock shall have the preemptive right to purchase all of the Class B stock at the stock's fair market value as determined by a business valuation; however, the foregoing provision shall not apply to transfer of securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended. Upon dissolution of the Corporation, Class A stock shall be paid out prior to any other class of stock.

Class B Stock
The Corporation is authorized to issue Twenty Million (20,000,000) shares of Class B stock. Class B stock has no voting rights. Class B shares may not be encumbered by any owner of such stock. During the first year of ownership, Class B shares may only be resold in an Initial Public Offering pursuant to federal and state securities laws; to the Corporation; to an accredited investor as defined by federal securities law; to a member of the holder's family or equivalent; to a trust controlled by the shareholder; to a trust created for the benefit of a family of the purchase or the equivalent; or in connection with the death or divorce of the shareholder or other similar circumstance.

No dividends shall be issued on Class B stock. The holders of Class B stock have no right to approve or contest the creation of one or more additional classes of stock; the issuance of stock or additional stock of any class; the encumbrance of the Corporation's assets; the sale of the Corporation's stock or its assets; or the Corporation's merger with another entity. Class B shares are subject to dilution if additional shares are issued. Class A shareholders shall have the option to purchase Class B stock, or the Corporation may redeem the stock of Class B shareholders, at the fair market value of the stock on the date of purchase as determined by a business valuation; however, the foregoing provision shall not apply to transfer of securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended.

If the holders of Class A stock approve a sale, redemption, or merger of the Corporation in writing, then the Class B shareholders shall execute and deliver all documents, take such other action, and provide such information in support of the sale or merger as reasonably requested by the Corporation or the Class A shareholders. The holders of Class B shares have no dissention rights or other rights to contest to a sale, redemption, or merger. The holders of Class B shares waive all claims against the Corporation or relating to the fiduciary duty of Class A shareholders, the Corporation, its directors and/or its officers in connection with the sale or merger of the Corporation or its assets or the acquisition of Class B stock.

- End -